Cyren Ltd.

10 Ha-Menofim St

5th Floor

Herzliya 4672561, Israel

August 19, 2019

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director

Re:	Cyren Ltd.
Registration Statement on Form S-3
File No. 333-233316

Dear Ms. Jacobs:

Cyren Ltd. (the “Company”) hereby requests acceleration of the effective date of the above-referenced registration statement so that it may become effective at 4:30 p.m. Eastern Standard Time on August 20, 2019, or as soon as practicable thereafter.

Should you have any questions or comments regarding this matter, please contact the Company’s legal counsel, Laurie L. Green, at (954) 768-8232.

Very truly yours,

Cyren Ltd.

By:	/s/ Eric Spindel
Name:	Eric Spindel
Title:	General Counsel

 cc:   Laurie L. Green

        Greenberg Traurig, P.A.